UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)

POLY SHIELD TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

731676102

(CUSIP Number)

Robert C. Kopple

10866 Wilshire Blvd., Suite 1500

Los Angeles, CA 90024

With a Copy to:

Mark Abdou

Libertas Law Group, Inc.

225 Santa Monica Boulevard, 11th Floor

Santa Monica, CA 90406

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731676102

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Robert C. Kopple

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S Citizen

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,904,546 (1)
OWNED BY
EACH	6	SHARED VOTING POWER
REPORTING
PERSON WITH		0

	7	SOLE DISPOSITIVE POWER

		7,904,546 (1)

	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,904,546 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0% (1)

12	TYPE OF REPORTING PERSON

IN

Explanatory Footnote

(1) Of the aggregate amount beneficially owned, 6,904,546 are represented by warrants to purchase common stock and 1,000,000 are represented by common shares. The warrants are held by Robert C. Kopple indirectly through KF Business Ventures, LP and the common shares are held indirectly by Robert C. Kopple through the EL II Properties Trust dated 7/1/1983. Robert C. Kopple has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the warrants and shares described herein through these entities.

Item 1. Security and Issuer.

This Schedule 13G relates to shares of common stock, par value $0.001 per share, of POLY SHIELD TECHNOLOGIES INC. (the “Issuer”) having its principal executive offices located at 428 Plaza Real, Suite 419, Boca Raton, FL 33432. On March 27, 2014, the Issuer (through its transfer agent) cancelled 100,000,000 outstanding shares of its common stock pursuant to a settlement agreement with Paer Thomas Rasmus Norling, leaving 87,995,005 shares of the Issuer’s common stock outstanding on that date, thereby more than doubling the Reporting Person’s beneficial ownership in the Issuer’s common stock and triggering the Reporting Person’s obligation to file this Schedule 13G.

Item 2. Identity.

(a)	The “Reporting Person” is Robert C. Kopple, an individual.

(b)	The Reporting Person’s business address is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c)	Robert C. Kopple is a U.S. citizen.

(d)	Title of class of securities: common stock.

(e)	CUSIP NO: 731676102

Item 3.

Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned: 7,904,546

(b)	Percent of class: 9.0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 7,904,546

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 7,904,546

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ROBERT C. KOPPLE

By:	/s/ Robert C. Kopple
Name:	Robert C. Kopple

Date:	April 7, 2014